# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Galera Therapeutics, Inc., CIK 0001563577
CUSIP: 36338D108
Title of class of securities: Common stock, par value $0.001 per share (the "Common Stock")
Address of issuer's principal executive offices: 101 Lindenwood Drive, Suite 225, Malvern, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 04/07/2026
Filed by CIK 0002020620
Persons authorized to receive notices and communications: Timothy Opler, c/o Emerald Bioventures, LLC, 555 Madison Avenue, Suite 11D, New York, New York (NY), 10022, 650-862-3029

## Reporting persons
- Emerald Bioventures, LLC (CIK 0002020620): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 40,216,160; sole dispositive power 0; shared dispositive power 40,216,160; aggregate amount beneficially owned 40,216,160 (26.5% of the class)
- Timothy Opler (CIK 0001706867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 40,216,160; sole dispositive power 0; shared dispositive power 40,216,160; aggregate amount beneficially owned 40,216,160 (26.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share (the "Common Stock")
Name of issuer: Galera Therapeutics, Inc.
Address of issuer's principal executive offices: 101 Lindenwood Drive, Suite 225, Malvern, Pennsylvania (PA), 19355

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D is filed by Emerald Bioventures, LLC, a Delaware limited liability company ("Emerald"), and Timothy Opler ("Mr. Opler" and, together with Emerald, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 555 Madison Avenue, Suite 11D, New York, New York 10022.
Present principal occupation or employment: The principal business of Emerald is to invest in companies in life sciences and health care. The principal occupation of Mr. Opler is serving as the managing member of Emerald.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Emerald is a limited liability company organized in Delaware. Timothy Opler is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The response to Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 6 of this Schedule 13D is incorporated herein by reference.

Nova Merger

On December 30, 2024, the Issuer entered into an Agreement and Plan of Merger (the "Nova Merger Agreement"), by and among the Issuer, Grape Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("First Merger Sub"), Grape Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer ("Second Merger Sub") and Nova Pharmaceuticals, Inc., a Delaware corporation ("Nova"), on December 30, 2024 (the "Closing"), the Issuer acquired Nova. In accordance with the Nova Merger Agreement, First Merger Sub merged with and into Nova (the "First Merger"), with Nova surviving as a wholly owned subsidiary of the Issuer. Following the First Merger and as part of the same overall transaction as the First Merger, Nova merged with and into Second Merger Sub (the "Second Merger" and, together with the First Merger, the "Merger"), with Second Merger Sub being the surviving entity of the Second Merger and renamed Nova Pharmaceuticals Operating, LLC (the "Surviving Company").

At the Closing, Emerald acquired 127,000 shares of Series B Non-Voting Convertible Preferred Stock, par value $0.001 per share ("Series B Preferred Stock"), in exchange for shares of common stock of Nova held immediately prior to the Closing, which were automatically converted into a number of shares of Series B Preferred Stock at an exchange ratio of 177.9117. Pursuant to the Nova Merger Agreement, no earlier than twelve (12) months following the Closing, but no later than eighteen (18) months following the Closing, the Issuer will submit the following matters to its stockholders at a meeting of stockholders (the "Stockholders' Meeting") for their consideration: (i) the approval of the conversion of the Series B Preferred Stock into shares of Common Stock (the "Conversion Proposal"); (ii) the approval of an amendment to the Issuer's certificate of incorporation to effect a reverse stock split and/or increase the number of authorized shares of Common Stock to such amount as determined by the Issuer's board of directors (the "Board") following the Closing; and (iii) the approval of one or more adjournments of the Stockholders' Meeting to solicit additional proxies if there are not sufficient votes cast in favor of the foregoing matters (collectively, the "Meeting Proposals"). Following stockholder approval of the Conversion Proposal, each share of Series B Preferred Stock will be convertible into 1,000 shares of Common Stock (the "Conversion Ratio") at any time at the option of the holder thereof, subject to certain limitations. The shares of Series B Preferred Stock have no expiration date. On March 17, 2026, the Surviving Company executed a Waiver of Certain Provisions of Agreement and Plan of Merger (the "Waiver"). Pursuant to the Waiver, the Surviving Company waived the Issuer's obligations under the Nova Merger Agreement to hold a meeting of stockholders to vote on, among other things, the Conversion Proposal.

December 2024 Private Placement

Also on December 30, 2024, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with the purchasers named therein (the "Investors"), including Emerald. Pursuant to the Purchase Agreement, the Issuer agreed to sell to the Investors an aggregate of 44,111,260 shares of Common Stock and pre-funded warrants ("Pre-Funded Warrants") at an aggregate purchase price of $2,885,000 (the "December 2024 Private Placement"). In the December 2024 Private Placement, Emerald purchased 3,057,973 shares of Common Stock at $0.0654 per share of Common Stock for an aggregate cost of approximately $199,991. The shares of Common Stock were purchased with cash on hand. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Partial Mandatory Conversion of Series B Preferred Stock

On February 12, 2026, the Issuer filed a Certificate of Amendment (the "Amendment") to a Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock (the "Certificate of Designation") with the Secretary of State of Delaware. The Amendment provides that, in the sole discretion of the Board, the Issuer may elect to convert, in whole or in part, outstanding shares of Series B Preferred Stock into a number of shares of Common Stock calculated based on the Conversion Ratio (a "Mandatory Conversion"). On April 6, 2026, the Issuer provided Emerald with notice of a partial Mandatory Conversion of Series B Preferred Stock effective April 7, 2026 (the "Partial Mandatory Conversion"). In connection with the Partial Mandatory Conversion, 37,158.1873807108 shares of Series B Preferred Stock held by Emerald were converted into 37,158,187 shares of Common Stock. In lieu of fractional shares to which Emerald was entitled, the Company is required to pay Emerald an amount of cash equal to such fraction multiplied by the closing price of a share of Common Stock on the applicable Trading Market (as defined in the Certificate of Designation) on the date of the Partial Mandatory Conversion, in accordance with Section 6.4.6 of the Certificate of Designation.

Following the Partial Mandatory Conversion, the Emerald now holds 40,216,160 shares of Common Stock and 20,813.8186192892 shares of Series B Preferred Stock.

Stockholder Support Agreement

On April 14, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Obsidian Merger Agreement") with Obsidian Therapeutics, Inc., a Delaware corporation ("Obsidian"), Gazelle Parent, Inc., a Delaware corporation ("Parent"), Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Obsidian Merger Sub"), and Gazelle Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Galera Merger Sub").

Pursuant to the Obsidian Merger Agreement, and upon the terms and subject to the satisfaction of the conditions described therein, the Issuer will be merged with and into Galera Merger Sub, with the Issuer surviving as a wholly owned subsidiary of Parent (the "Galera Merger"), and Obsidian will be merged with and into Obsidian Merger Sub, with Obsidian surviving as a wholly owned subsidiary of Parent (the "Obsidian Merger" and, together with the Galera Merger, the "Mergers" and, together with all of the other transactions contemplated by the Obsidian Merger Agreement, the "Contemplated Transactions").

Concurrently with the execution of the Obsidian Merger Agreement, the executive officers and directors and certain other stockholders of the Issuer, including Emerald, holding an aggregate of approximately 51.1% of the Issuer's outstanding capital stock entered into support agreements (the "Stockholder Support Agreements") in favor of Obsidian, providing among other things, that such officers, directors and stockholders will vote all of their eligible shares of Issuer capital stock, among other things: (i) in favor of approving the Mergers, the Galera Stockholder Written Consent (as defined in the Obsidian Merger Agreement) and the other actions contemplated by the Obsidian Merger Agreement and (ii) against any proposal made in opposition to, or in competition with, the Obsidian Merger Agreement or the Mergers. The foregoing description of the Stockholder Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Stockholder Support Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer's Common Stock (or derivatives with respect thereto) on a continuing basis.

Depending on various factors including, without limitation, the Issuer's financial position, the price of the Issuer's Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) purchasing additional shares of Common Stock (or derivatives with respect thereto) in the open market, in privately negotiated transactions or otherwise; (ii) selling all or a portion of the shares of Common Stock (or derivatives with respect thereto) now beneficially owned or hereafter acquired by the Reporting Persons; or taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or with respect to any and all matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Other than as described herein, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the events or matters described in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, although, subject to the agreements described herein and applicable legal requirements, the Reporting Persons may, at any time and from time to time, may review, reconsider and change their position or change their purpose or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Persons may be deemed to beneficially own 40,216,160 shares of Common Stock, or approximately 26.5% of the shares of Common Stock outstanding. Calculation of the percentage set forth in Row 13 assumes an aggregate of 151,941,554 shares of Common Stock outstanding, which is based on the sum of (a) 75,462,390 shares of Common Stock outstanding as of March 16, 2026, as reported in the Issuer's Annual Report on Form 10-K filed on March 29, 2024, and (b) 76,479,164 shares of Common Stock converted from 76,479.175 shares of the Series B Preferred Stock on April 7, 2026, as reported in the Issuer's Current Report on Form 8-K filed on April 9, 2027.

The beneficial ownership reported herein excludes shares of Common Stock that may be acquired upon conversion of the remaining 20,813.8186192892 shares of Series B Preferred Stock held by Emerald, because Emerald does not have the right to acquire such shares of Common Stock without shareholder approval pursuant to the Certificate of Designation.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to have the shared power to vote or direct the voting of, and the shared power to dispose or direct the disposition of, the shares of Common Stock beneficially owned.
Transactions in the class effected during the past sixty days: The response to Item 4 of this Schedule 13D is incorporated herein by reference. Except as otherwise set forth herein, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days of each of April 7, 2026 and the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The response to Item 4 of this Schedule 13D is incorporated herein by reference.

Registration Rights Agreement

On December 30, 2024, in connection with the Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Investors, pursuant to which the Issuer agreed to register for resale the shares of Common Stock and the shares of Common Stock underlying the Pre-Funded Warrants held by the Investors (the "Registrable Securities"). Under the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the Securities and Exchange Commission (the "SEC"), covering the resale of the Registrable Securities within 90 calendar days following the closing of the December 2024 Private Placement (the "Filing Deadline"). The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC as soon as practicable, but in any event no later than within 30 calendar days of the Filing Deadline (or within 60 calendar days if the SEC reviews the registration statement); subject to specified exceptions and suspension rights as set forth in the Registration Rights Agreement. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

Exhibit 99.1 - Purchase Agreement, dated as of December 30, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 31, 2024).

Exhibit 99.2 - Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on December 31, 2024).

Exhibit 99.3 - Form of Galera Stockholder Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 14, 2026).

Exhibit 99.4 - Joint Filing Agreement.

## Signatures
- Emerald Bioventures, LLC: /s/ Timothy Opler, Timothy Opler, Managing Member (04/27/2026)
- Timothy Opler: /s/ Timothy Opler, Timothy Opler (04/27/2026)